FMR LLC
Mail: 82 Devonshire Street, V6D, Boston, MA 02109-3614
Office: 245 Summer Street, V6D, Boston, MA 02110

January 20, 2009

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2008 – June 30, 2009

To Whom it May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds:

London Policy No: FD0804542
Participation: $13M part of $50M

Freedom Specialty/National Casualty Policy No: XMO 0800016
Participation: $10M part of $50M

Houston Casualty Company Policy No: 24 MG 08 A9231
Participation: $7.5M part of $50M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted previously and are incorporated by reference to Accession Number is 0000880195-08-000274.

Ann Barry
Director
FMR LLC
Enc.

Fidelity
INVESTMENTS

Policy Number: FD0804542

COPY

AON

Contract Document

ALL FIDELITY FUNDS

1 July 2008 to 1 August 2008



London
8 Devonshire Square
London
EC2M 4PL

Tel +44 (0) 20 7623 5500
Fax +44 (0) 20 7621 1511

This Contract Document has been signed For and on behalf of Aon Limited on the date specified herein by:

Account Executive	*~~Executive Director~~ / Authorised Signatory*
AON GLOBAL	*AON GLOBAL*
AON LIMITED	*AON LIMITED*
Dated in London:	*Dated in London:* 17 October 2008

Aon Limited

SR 30/09/08 01

Introduction

I. Jacket

II. Schedule

III. Wording

IV. Supplemental Clauses

V. Signing Schedule

Confirmation of Order:

We thank you for your firm order in respect of the coverage outlined below, which we have bound with Underwriters. Would you please check this document in every detail and advise us immediately if the coverage provided does not conform with your instructions.

Our commitment to Service Quality:

As part of our commitment to continual improvement we welcome any comments you may have on the service provided. Please contact Aon Global Service Quality team on *APRQM@aon.co.uk*.

Important Notices

Aon Professional Risks Lines Clause

This Contract Document shall indemnify the Assured for the risks and liabilities stated in the wording attached, which is hereby incorporated in and forms part of this Contract Document.

This Contract Document being for 26% part of 100%, Underwriters hereon accept their pro rata proportion of:

(i) any loss, whether total or partial;

(ii) associated expenses, if any, and

(iii) the premium;

all as more fully specified in the wording attached hereto which is hereby incorporated in and forms part of this Contract Document.

The percentages signed in the Table are percentages of 100% the amount(s) of insurance stated herein.

Premium Payment Warranty Notice:

Your attention is drawn to the terms of the Premium Payment Warranty and/or Prompt Payment Discount contained under **Payment Terms** within the schedule.

Schedule

Unique Market Reference	B0823FD0804542
Type	Excess Financial Institutions Bond Insurance as more fully described in the underlying Primary Policy issued by AISLIC
Name of Assured	ALL FIDELITY FUNDS AND AS MORE FULLY DESCRIBED IN THE UNDERLYING PRIMARY POLICY UNDERWRITTEN BY AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY
Principal Address	82 Devonshire Street, Mailstop V6D, Boston, Massachusetts 02109, United States of America
Period of Insurance	From: 1 July 2008 To: 1 August 2008 Both days at 12.01 a.m local standard time at the principal address of the Assured.
Policy Limits	USD13,000,000 any one loss/claim and in the aggregate for the period Part of: USD50,000,000 any one loss/claim and in the aggregate for the period Excess of: USD100,000,000 any one loss/claim and in the aggregate for the period Which in turn is in excess of various deductibles as detailed more fully in the underlying Primary policy number 599-62-63
Interest	Financial Institutions Bond Insurance
Loss to be notified to	Underwriters via Aon Limited, 8 Devonshire Square, London, EC2M 4PL.
Person(s) nominated to accept Service of Process	Mendes & Mount
Claims Payable	USD
Situation	Worldwide
Conditions	Aon Short Excess Form to follow all other terms and conditions except as specifically amended herein as and to follow the underlying Primary Policy issued by the American International Specialty Lines Insurance Company

Supplemental Clauses	War And Terrorism Exclusion - NMA2918 Premium Payment Warranty - (ab initio) amended to 60 days - LSW585 (amended) Special Cancellation Clause Toxic Mould, Asbestos and Lead Exclusion Order of Payments Clause Service of Suit Clause (U.S.A) Interlocking Clause
Choice of Law and Jurisdiction	Any dispute concerning the interpretation of the terms, conditions, limitations and/or exclusions contained in this policy is understood and agreed by both the (re)insured and the (re)insurers to be subject to the law of the State of Massachusetts of the United States of America. Each party agrees to submit to the jurisdiction of any court of competent jurisdiction within the United States of America to comply with all requirements necessary to give such court jurisdiction.
Premium	[redacted] No TRIA
Payment Terms	67 days
Taxes payable by (Re)Insured and administered by Insurers	None
Recording, Transmitting and Storing Information	Aon Limited may retain risk and claim data / information / documents electronically, and where this is done these documents shall be regarded with the same legal effect as the original documents.

A.W.G.S. EXCESS WORDING (amended)

(COSTS INCLUSIVE)

To indemnify the Assured for

(i) Loss or Losses (as fully defined in the Underlying Policy(ies) sustained by the Assured, or

(ii) Claim or Claims (as more fully defined in the Underlying Policy(ies)) first made against the Assured during the Policy Period hereon, or

(iii) legal costs and expenses incurred in the defence or settlement of such Loss or Losses,

during the period of insurance hereon up to this Policy's amount of liability (as specified in the Schedule) in the Schedule, in excess of the Underlying Policy/ies limits (as specified in the Schedule) in the aggregate, the latter amount being the subject of Indemnity Policy/ies (as specified in the Schedule) or any Policy/ies issued in substitution or renewal thereof for the same amount effected by the Assured and hereinafter referred to as "the Underlying Policy/ies".

1. Liability to pay under this Policy shall not attach unless and until the Underwriters of the Underlying Policy/ies and/or the Assureds shall have paid and/or Underwriters or the Assured have admitted liability or have been held liable to pay, the full amount of their indemnity inclusive of costs and expenses.

2. Subject to paragraph one above, it is a condition of this Policy that the Underlying Policy/ies shall be maintained in full effect during the currency of this Policy except for any reduction or exhaustion of the aggregate limits contained therein solely by payment of claims or of legal costs and expenses incurred in defence or settlement of such claims.

3. If by reason of the payment of any Claim or Claims or legal costs and expenses by the Underwriters of the Underlying Policy/ies and/or the Assureds during the Policy Period hereon, the amount of indemnity provided by such Underlying Policy/ies is:-

   (a) Partially reduced, then this Policy shall apply in excess of the reduced amount of the Underlying Policy/ies for the remainder of the Policy Period hereon;

   (b) Totally exhausted, then this Policy shall continue in force as Underlying Policy until expiry hereof.

4. In the event of a loss or claim arising to which the Underwriters hereon may be liable to contribute, no costs shall be incurred on their behalf without their consent being first obtained (such consent not to be unreasonably withheld). No settlement of a loss or claim shall be effected by the Assured for such a sum as will involve this Policy without the consent of Underwriters hereon.

5. All recoveries or payments recovered or received subsequent to a loss settlement under this Policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Assured and the Underwriters provided always that nothing in this Policy shall be construed to mean that loss settlements under this Policy are not payable until the Assured's ultimate net loss has been finally ascertained.

6. Except as otherwise provided herein this Policy is subject to the same terms, exclusions, conditions and definitions as the Underlying Policy(ies). No amendment to the Underlying Policy(ies) during the period of this Policy shall be effective in extending the scope of this Policy until agreed in writing by the Underwriters.

The following clause(s) attach to and form part of the contract.

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1. war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2. any act of terrorism.

   For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Insurers allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Insured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01
NMA2918

PREMIUM PAYMENT WARRANTY
(amended to 60 days)

IT IS WARRANTED that all Premiums due to the Underwriters under this Policy are paid within 60 days from Inception.

Non-receipt by Underwriters of such premiums by Midnight on the Premium Due date shall render this Insurance Policy void with effect from Inception.

LSW 585

207CR

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

(a) ceases underwriting (wholly or in part) or formally announces its intention to do so; or

(b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

(c) has its authority to carry on insurance business withdrawn; or

the Assured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk, subject to full release of liability from the Assured.

All other terms, conditions and limitations remain unaltered.

TOXIC MOULD, ASBESTOS AND LEAD EXCLUSION

It is understood and agreed that in respect of Professional Liability this Policy does not apply:

1. to Loss incurred in connection with any claim directly or indirectly arising out of, resulting from or in any way related to Fungi, whether or not there is another cause of loss which may have contributed concurrently or in any sequence to such loss; provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

   Fungi as utilised herein shall mean any fungus or mycota or any byproduct or type of infestation produced by such fungus or mycota, including but not limited to, mould, mildew, mycotins, spores, or any biogenic aerosols.

2. to loss incurred in connection with any claim directly or indirectly arising out of, resulting as a consequence of, or related to the manufacture, mining, processing, distribution, testing, remediation, removal, storage, disposal, sale, use of, or exposure to asbestos or materials or products containing asbestos, whether or not there is another cause of Loss which may have contributed concurrently or in any sequence to such Loss, provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

3. to loss incurred in connection with any claim based upon, arising from, or in any way attributable to lead or lead contained products, provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

All other terms and conditions remain unaltered.

ORDER OF PAYMENTS CLAUSE

1. In the event of a Loss arising from a claim or claims for which payment is due under the provisions of this policy, the Underwriters shall, at the written request of the Independent Trustees:

   (a) first pay any loss of the Independent Trustee(s) under this policy, and/or
   (b) reserve any remaining limit of liability in an amount no greater than USD50 million to pay any other loss of the Independent Trustees; and/or
   (c) pay any loss of any other Assured(s) for which coverage is provided under this policy.

2. In the event the Underwriters, pursuant to such written request, reserve all or part of the Limit of Liability to pay any other Loss of Independent Trustees, the Underwriters shall at any time in the future, at the written request of the Independent Trustees, release payment for any Loss described in (A) or (C) above.

3. This endorsement shall not increase the Underwriters' maximum limit of liability under this policy.

"Independent Trustee" as used herein shall have the meaning attributed in the Investment Company Act of 1940.

All other terms and conditions remain unchanged.

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Mendes & Mount, 750 Seventh Avenue, New York, New York 10019-6829, and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above referred to Service of Process Nominee is authorised and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured), to give a written undertaking to the Insured (or Reinsured), that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured), or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorised to mail such process or a true copy thereof.

24/4/86
269EA/NMA1998

It is agreed that this insurance is governed by the laws of the State of Massachusetts.

All other terms and conditions remain unchanged.

INTERLOCKING CLAUSE

It is understood and agreed that from 1st July 2008 – 1st August 2008 this Policy No. FD0804542 and Policy No. FD084539 are subject to a combined aggregate limit of Underwriters' liability of USD50,000,000, and that erosion or exhaustion of the aggregate limit of liability applicable to either of said policies by reason of the payment of claims shall serve to erode or exhaust, as applicable, the aggregate limit of liability applicable to the other policy.

Signing Schedule

INSURER'S LIABILITY:

LMA3333

(Re)insurer's liability several not joint
The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability
Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".

Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

ORDER HEREON: 26% of 100%

SIGNING PROVISIONS:
Where the written lines hereon exceed 100% of the order, any lines written "to stand" are allocated in full and all other lines are signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of insurance then all lines written by that date are signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of insurance, by the documented agreement of the insured and all insurers whose lines are to be varied. The variation to the contracts will take effect only when all such insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

Placed With:

26.0000%	CERTAIN UNDERWRITERS AT LLOYD'S (as per schedule)
26.0000%	Order Hereon

Schedule of Lloyd's Underwriters
OFFICE ADDRESS: LLOYD'S OF LONDON, ONE LIME STREET, LONDON, EC3M 7HA, UNITED KINGDOM

Share	Pseudonym	Syndicate No
20.0000%	AGM Head Office Address: Ace Underwriting Agencies Ltd. 100, Leadenhall Street, London, EC3A 3BP	2488
6.0000%	PEM	4000
26.0000%	Order Hereon	

Duty to disclose Material Information:

Material Information is information that would influence an insurer in deciding whether a risk is acceptable and, if so, the premium, terms and conditions to be applied. Failure to disclose such information could result in the policy being rendered void so that ***claims would not be paid***.

The duty of disclosure is re-imposed when there are changes or variations in cover and when the policy is renewed or extended. In addition, changes which substantially increase the risk, or relate to compliance with a warranty or condition in the policy must be notified at once.

To ensure that cover is not prejudiced, please refer to Aon if there is any doubt as to what information needs to be disclosed.

This document has been prepared by Aon Ltd in its capacity as the broker who placed this contract. Aon Ltd is not an insurer or reinsurer of this contract.

National Casualty Company

Home Office:
Madison, Wisconsin
Administrative Office:
8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675
A STOCK COMPANY

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary

President

The information contained herein replaces any similar information contained elsewhere in the policy.

National Casualty Company

A STOCK COMPANY
Home Office: Madison, Wisconsin
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY SHALL BE REDUCED BY PAYMENT OF DEFENSE COSTS.

DECLARATIONS

Item 1 Named Insured & Mailing Address: ALL FIDELITY FUNDS (BOND)
82 DEVONSHIRE ST
MAIL ZONE V6D
BOSTON, MA 02109

Policy No.: XMO0800016
Agent No.: 31406
Renewal No.: NEW

Item 2 Aggregate Limit of Liability: $10,000,000 PART OF $50,000,000 all **Claims** (inclusive of **Defense Costs**)

Item 3 Policy Period:
07/01/2008 to 08/01/2008 12:01 A.M. local time at **Named Insured's** Mailing Address

Item 4 Followed Policy:
Issuing Insurer: AMERICAN INTERNATIONAL INSURANCE SPECIALTY LINES COMPANY
Limit of Liability: $15,000,000 Policy No.: 641-20-54
Deductible(s)/Retention(s): $400,000

Item 5 Schedule of Underlying Policies:

	Issuing Insurer	Policy No.	Limits of Liability	Deductible(s)/ Retention(s)
Primary Policy:	SAME AS ITEM 4 ABOVE			

Underlying Excess Policies:

	Issuing Insurer	Policy No.	Limits of Liability	Attachment
1st Excess	SEE FORM UI-358 (12-07)			
2nd Excess				
3rd Excess				
4th Excess				
5th Excess				
6th Excess				
7th Excess				
8th Excess				

Item 6 Premium: $ [redacted] **Terrorism Premium:** $ [redacted] **Total Premium:** $ [redacted]

Item 7 Endorsements Effective at Inception:
SEE SCHEDULE OF FORMS AND ENDORSEMENTS

Item 8 Notices to Company

Notice of Claim to:
NATIONAL CASUALTY COMPANY
7 WORLD TRADE CENTER SUITE 33A
NEW YORK, NY 10007

Other Notices to:
NATIONAL CASUALTY COMPANY
7 WORLD TRADE CENTER SUITE 33A
NEW YORK, NY 10007

These Declarations/Policy, together with the **Application** and any written endorsements attached thereto, shall constitute the contract between the **Insured Persons** and the **Company**.

National Casualty Company

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XMO0800016 Effective Date: 07/01/2008
12:01 A.M., Standard Time

Named Insured ALL FIDELITY FUNDS (BOND) Agent No. 31406

EXCESS LIABILITY FORMS

UT-COVPG 1-08	Cover Page
XM-D-1 8-07	Excess Insurance Policy Declarations
UT-SP-2 12-95	Schedule Of Forms and Endorsements
XM-P-1 8-07	Excess Insurance Policy
UT-358 12-07	Schedule Of Underlying Policies
XM-56 1-08	Quota Share Endorsement

ADDITIONAL FORMS

UT-3g-01 3-92	Tie-In Limits Endt

National Casualty Company

A Stock Insurance Company, herein called the Company

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS.

In consideration of the payment of the premium and in reliance upon the statements in the **Application**, which is made a part hereof and subject to the Declarations, terms and conditions of this Policy, the insurance company indicated in the Declarations (herein called the **Company**) and the **Insured** agree as follows:

I. INSURING AGREEMENT

The **Company** shall provide the **Insureds** with insurance coverage excess of the **Underlying Policies.** This Policy is subject to the same representations as are contained in the applications for the **Underlying Policies** and, except with respect to the premium, the limit of liability and as otherwise provided herein, the insurance coverage provided by this Policy shall apply in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy** and, to the extent coverage is further limited or restricted thereby, in any other of the **Underlying Policies.** This Policy shall not grant broader coverage than the most restrictive of the **Underlying Policies.**

II. DEFINITIONS

A. **Application** means all signed applications and any information submitted therewith for this Policy.

B. **Claim** has the same meaning in this Policy as in the **Followed Policy.**

C. **Insured** means any persons or entities entitled to coverage under the **Followed Policy.**

D. **Named Insured** means the entity named in Item 1. of the Declarations.

E. **Policy Period** means the period from the effective date to the expiration date of this Policy as set forth in Item 3. of the Declarations, or any earlier termination date.

F. **Followed Policy** means the policy, as constituted at its inception, named in Item 4. of the Declarations.

G. **Underlying Policies** mean all policies, as constituted at their inception, listed in Item 5. of the Declarations.

H. **Underlying Limits** means an amount equal to the total of all aggregate limits of liability for all **Underlying Policies**, plus the uninsured retention or deductible applicable to the primary policy named in Item 5. of the Declarations.

III. LIMIT OF LIABILITY

The amount stated in Item 2. of the Declarations shall be the maximum amount payable by the **Company** under this Policy with respect to all **Claims** first made during the **Policy Period.**

IV. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. In the event the **Underlying Limits** are partially reduced by reason of actual payment by the insurers of the **Underlying Policies,** then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

B. In the event the **Underlying Limits** are wholly exhausted by reason of actual payment by the insurers of the **Underlying Policies** (and the **Insured** has paid the full amount of any applicable deductible or uninsured retention under the **Followed Policy**), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance;

provided always that this Policy shall only pay excess of such applicable deductible or retention, which shall be applied to any subsequent **Claim** in the same manner as specified in the **Followed Policy.**

C. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Policies** by reason of actual payment by the insurers of the **Underlying Limits** as described above and shall not drop down for any other reason, including but not limited to existence of any sub-limit in any **Underlying Policy** or the uncollectibility (in whole or in part) of any of the **Underlying Limits**; provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Company** does not in any way insure or assume such risk.

V. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, the **Insureds** agree to maintain the **Underlying Policies** in full effect with solvent insurers during the **Policy Period** except for any reduction or exhaustion of the **Underlying Limits** by reason of actual payments thereunder. If the **Underlying Policies** are not so maintained, the **Company** shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Policies** been maintained.

B. As a condition precedent to this Policy's coverage, the **Insureds** shall notify the **Company** in writing of any of the following events as soon as practicable thereafter, with full particulars:

(1) the reduction or exhaustion of any of the **Underlying Limits**;

(2) the cancellation or termination of, or failure to maintain in full effect, any of the **Underlying Policies**;

(3) any change to any of the **Underlying Policies**; or

(4) the insurer of any of the **Underlying Policies** becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

C. If during the **Policy Period** or any discovery or extended reporting period, any terms of any of the **Underlying Policies** are changed in any manner, this Policy shall not be subject to such change unless the **Company** consents to such change by written endorsement to this Policy. Unless the **Company** so consents to such change, the **Company** shall not be liable to a greater extent than it would have been absent such change to any of the **Underlying Policies.**

National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No.: XMO0800016

Effective Date: 07/01/2008
12:01 A.M. Standard Time

Named Insured: ALL FIDELITY FUNDS (BOND)

Agent No.: 31406

Issuing Insurer	Policy Number	Limits of Liability	Attachment
1ST EXCESS: ACE AMERICAN INSURANCE COMPANY	DOX G21661612 003	$15,000,000	$15,000,000
2ND EXCESS: LONDON/NOVAE, PEMBROKE	FD0804541	$10,000,000	$30,000,000
3RD EXCESS: ENDURANCE SPECIALTY INSURANCE LTD.	P006738003	$15,000,000	$40,000,000
4TH EXCESS: FEDERAL INSURANCE COMPANY	8204-75-65	$10,000,000	$55,000,000
5TH EXCESS: TRAVELERS	490PB1953	$15,000,000	$65,000,000
6TH EXCESS: CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000	$80,000,000
7TH EXCESS: AXIS INSURANCE COMPANY	MNN 727586/01/2008	$10,000,000	$90,000,000

National Casualty Company

ENDORSEMENT NO.________

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMO0800016	07/01/2008	ALL FIDELITY FUNDS (BOND)	31406

EXCESS POLICY - QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $ 50,000,000 **Limit of Liability** excess of the **Underlying Limits** and consists of the following:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
LONDON/ACE GLOBAL MARKETS, PEMBROKE	FD0804542	$ 13,000,000	26%
ZURICH AMERICAN INSURANCE COMPANY	FID-967529402	$ 9,500,000	19%
THE HARTFORD/TWIN CITY FIRE INSURANCE COMPANY	00 DC 0233646 08B	$ 10,000,000	20%
HCC GLOBAL FINANCIAL PRODUCTS	24-MG-08-A9231	$ 7,500,000	15%
NATIONAL CASUALTY COMPANY	XMO0800016	$ 10,000,000	20%

2. Each Participating Insurer shall be liable only for its own percentage of each covered loss, subject to its own **Limit of Liability.**

3. Each Participating Insurer shall:

   A. receive notice of any claim submitted for coverage under the Program;

   B. make its own determination of whether loss is covered under the Program; and

   C. elect whether to participate in the investigation, settlement or defense of any claim.

4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Company** does not in any way insure or assume such risk.

All other terms and conditions of this Policy remain unchanged.

____________________ /

AUTHORIZED REPRESENTATIVE DATE

XM-56 (1-08)

INSURED

National Casualty Company

ENDORSEMENT NO. ____________

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMO0800016	07-01-08	ALL FIDELITY FUNDS (BOND)	31406

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS POLICY – TIE-IN OF LIMITS ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined Limit of Liability of $ 10,000,000 for all **Claims** under this Policy and all claims under policy number XMO0800015 issued by the **Company** to All Fidelity Funds, including any policy that renews or replaces or succeeds in time either policy, which combined Limit of Liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.

______________________ / ______________

AUTHORIZED REPRESENTATIVE DATE

HOUSTON CASUALTY COMPANY
Houston, Texas

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

POLICY NUMBER: 24-MG-08-A9231 RENEWAL OF: N/A

ITEM 1. NAMED CORPORATION: All Fidelity Funds
82 Devonshire Street Mailstop VIID
Boston, MA 02109

ITEM 2. POLICY PERIOD: (a) Inception Date: 7/1/2008
(b) Expiration Date: 8/1/2008
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3. LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES):
$7,500,000 part of $50,000,000

ITEM 4. SCHEDULE OF UNDERLYING INSURANCE

	Insurer	Policy Number	Limit
Primary	American International Specialty Lines Insurance Company	641-20-54	$15,000,000
1st Excess	ACE American Insurance Company	DOX G21661612 003	$15,000,000
2nd Excess	Lloyds of London	FD0804541	$10,000,000
3rd Excess	Endurance Specialty Insurance Ltd.	P006738003	$15,000,000
4th Excess	Federal Insurance Company	8204-7565	$10,000,000
5th Excess	St. Paul Mercury Insurance Company	490PB1953	$15,000,000
6th Excess	Continental Casualty Company	287042198	$10,000,000
7th Excess	Axis Insurance Company	MNN727586/01/2008	$10,000,000
8th Excess	Twin City Fire Insurance Company	00 DC 0233646 08B	$10,000,000 part of $50,000,000
Quota Share	Lloyds of London	FD0804542	$13,000,000 part of $50,000,000
	Zurich American Insurance Company	FID 967529402	$ 9,500,000 part of $50,000,000
	National Casualty Company	XMO 0800016	$10,000,000 part of $50,000,000

ITEM 5. PREMIUM: [redacted]

ITEM 6. NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO:
HCC GLOBAL FINANCIAL PRODUCTS
P.O. Box 4018
Farmington, CT 06034
Attention: Claims Manager

ITEM 7. ENDORSEMENTS ATTACHED AT ISSUANCE:
994-901 994-911 994-915 994-9006 80016

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary President Authorized Representative

Date: January 6, 2009

HC-993 (04/2002)

ENDORSEMENT NUMBER: 1

PRIOR NOTICE EXCLUSION

To be attached to and made a part of Policy No. 24-MG-08-A9231, issued to All Fidelity Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that the Insurer shall not be liable to make any payment in connection with any claim or loss arising out of, based upon or attributable to any fact, circumstance or situation which was the subject of any notice given before the inception date in ITEM 2 of the Declarations under any policy of insurance.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:____________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 2

TIE-IN OF LIMITS ENDORSEMENT (AGGREGATE)

To be attached to and made a part of Policy No. 24-MG-08-A9231, issued to All Fidelity Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement, the term "Other Policy" means Policy Number 24-MG-08-A9230 issued by the Insurer (or an affiliate of the Insurer).

(2) Notwithstanding anything to the contrary in this Policy or the Other Policy, the Insurer's combined maximum aggregate limit of liability under this Policy and the Other Policy shall be $7,500,000 part of $50,000,000 excess of $100,000,000. Accordingly, the Insurer's limit of liability under this Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under the Other Policy, and the Insurer's limit of liability under the Other Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under this Policy.

(3) Nothing in this endorsement is intended, nor shall it be construed, to increase the limit of liability under this Policy (which shall remain the amount set forth in ITEM 3 of the Declarations) or the limit of liability under the Other Policy.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 3

SERVICE OF SUIT

To be attached to and made a part of Policy No. 24-MG-08-A9231, issued to All Fidelity Funds by Houston Casualty Company.

In consideration of the premium charged it is hereby agreed and understood that pursuant to any statute of any state, territory or district of the United States which makes provision therefore, the Insurer hereby designates the Commissioner Superintendent, or Director of Insurance or other officer specified for that purpose in the statute, and his successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted in any court of competent jurisdiction by or on behalf of the **Insured** or any beneficiary hereunder arising out of this contract of insurance, and hereby designates The Claims Manager, HCC Global Financial Products, LLC., P.O. Box 4018, Farmington, CT 06034, as the entity to whom said officer is authorized to mail such process or a true copy thereof.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 4

TREATMENT OF INSUREDS' PAYMENTS AS REDUCING OR EXHAUSTING UNDERLYING LIMIT

To be attached to and made a part of Policy No. 24-MG-08-A9231, issued to All Fidelity Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that:

(1) Notwithstanding anything in the Policy to the contrary:

(a) If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay covered loss under such policy, and if the **Insureds** actually make payment for part or all of such loss, then the Insurer will treat such payment by the **Insureds** as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of such policy's limit of liability.

(b) If an issuer of a policy of **Underlying Insurance** fails to pay covered loss under such policy for any reason other than such issuer's financial insolvency or bankruptcy, then the Insurer will treat the **Insureds'** actual payment of such loss as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of such policy's limit of liability, but only if the **Insureds**:

(i) promptly notify the Insurer that the **Insureds** intend to make such payment; and

(ii) obtain the Insurer's written consent before making such payment, which consent will not be unreasonably withheld.

(2) In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have been if such issuer had paid its policy's full limit of liability. Except as expressly provided in paragraph (1) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:____________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 5

POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE

To be attached to and made a part of Policy No. 24-MG-08-A9231, issued to All Fidelity Funds by Houston Casualty Company.

Your Policy contains coverage for certain losses caused by terrorism. We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act (TRIA) of 2002, as extended on December 22, 2005. TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of State of the United States and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT GENERALLY PAYS 90% (85% COMMENCING IN 2007) OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS COVERED BY THE FEDERAL GOVERNMENT UNDER TRIA.

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0 .

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ______________________

Attorney-in-Fact